UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the six months ended June 30, 2016.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3, filed with the Commission on June 11, 2015 (File No. 333-204884).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: October 24, 2016	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd.. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2016

General

Results of Operations

On July 1, 2015, the Company, Frontline Acquisition Ltd, or Frontline Acquisition, a newly formed and wholly-owned subsidiary of the Company, and Frontline 2012 Ltd, or Frontline 2012, entered into an agreement and plan of merger pursuant to which Frontline Acquisition and Frontline 2012 agreed to enter into a merger transaction, or the Merger, with Frontline 2012 as the surviving legal entity and thus becoming a wholly-owned subsidiary of the Company. For accounting purposes, the merger with Frontline 2012 has been treated as a reverse business acquisition. Because this transaction is accounted for as a reverse business acquisition, the financial statements included in this Form 6-K for the period through November 30, 2015 are those of Frontline 2012. The financial statements reflect the reverse business acquisition of the Company by Frontline 2012 for the period since November 30, 2015.
Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2016 and June 30, 2015.

Total operating revenues and voyage expenses and commissions

(in thousands of $)	2016	2015
Time charter revenues	136,320	51,425
Voyage charter revenues	268,265	143,793
Finance lease interest income	1,154	—
Other income	13,120	2,237
Total operating revenues	418,859	197,455

Voyage expenses and commissions	67,514	51,963

Time charter revenues increased in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to:

•	an increase of $45.9 million due to the results of two Suezmax tankers and five VLCCs, which were acquired upon the Merger,

•	an increase of $23.2 million due to the delivery of three LR2 tankers onto time charter and six LR2 tanker newbuildings between February 2015 and June 2016,

•	an increase of $11.0 million due to the delivery of two Suezmax tankers onto time charter in January and February 2016 and the purchase of two Suezmax tankers in March 2015,

•	an increase of $15.0 million due to the delivery of three VLCCs onto time charter in January and April 2016, and

•	an increase of $6.5 million due to the delivery of two chartered in MR tankers onto time charter in May 2015 and July 2015.

These factors were partially offset by:

•	a decrease of $10.8 million due to the delivery of one VLCC tanker and two MR tankers onto voyage charters between April and November 2015,

•	a decrease of $5.2 million due to the delivery of two Suezmax tankers onto new time charters in the first quarter of 2016 with lower rates attached, and

•	a decrease of $0.6 million due to the redelivery of two chartered in MR tankers in June 2016.

Voyage charter revenues increased in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to:

•	an increase of $147.9 million due to the results of for four Suezmax tankers and ten VLCCs, which were acquired upon the Merger,

•	an increase of $13.6 million due to the delivery of one VLCC onto voyage charter in November 2015,

•	an increase of $6.9 million due to the delivery of three LR2 newbuildings between June 2015 and March 2016,

•	an increase of $3.9 million due to the delivery of two Suezmax tankers onto voyage charters in April 2016,

•	an increase of $3.8 million due to the delivery of two MR tankers onto voyage charters in April 2015, and

•	an increase of $0.9 million due to a decrease in off-hire and commercial waiting time.

These factors were partially offset by:

•	a decrease of $16.3 million due to the delivery of one VLCC onto time charter in January 2016,

•	a decrease of $16.2 million due to the delivery of two Suezmax tankers onto time charter in January and February 2016,

•	a decrease of $10.1 million due to the delivery of two LR2 tankers onto time charter in February and August 2015,

•	a decrease of $5.7 million due to the redelivery of three chartered in MR tankers between December 2015 and April 2016,

•	a decrease of $2.4 million due to the delivery of one chartered in MR tanker onto time charter in November 2015, and

•	a decrease of $1.8 million due to a decrease in market rates.

The finance lease interest income in the six month period to June 30, 2016 relates to the investment in finance lease, which was acquired upon the Merger.

The increase in other income in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 is primarily due to the impact of the Merger. Other income in the six months ended June 30, 2016 primarily comprises of the income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. Other income in the six months ended June 30, 2015 relates to yard commissions received in the period following the de-consolidation of Knightsbridge Shipping Limited (renamed Golden Ocean Group Limited on March 31, 2015) relating to newbuildings sold to Knightsbridge by Frontline 2012.

Voyage expenses and commissions increased in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to:

•	an increase of $33.8 million due to the results of six Suezmax tankers and eleven VLCCs, which were acquired upon the Merger,

•	an increase of $2.7 million due to the delivery of eight LR2 tanker newbuildings between March 2015 and June 2016, and

•	an increase of $0.9 million due to the delivery of two Suezmax tankers in March 2015.

These factors were partially offset by:

•	a decrease of $7.6 million due to a reduction in bunker and port costs,

•	a decrease of $6.6 million due to the delivery of two Suezmax tankers onto time charter in January and February 2016,

•	a decrease of $4.0 million due to the delivery of two LR2 tankers onto time charter in February and August 2015,

•	a decrease of $2.8 million due to the redelivery of three chartered in MR tankers between December 2015 and April 2016, and

•	a decrease of $0.9 million due to the delivery of one chartered in MR tanker onto time charter in November 2015.

Gain on cancellation and sale of newbuilding contracts

(in thousands of $)	2016	2015
Gain on cancellation and sale of newbuilding contracts	—	63,735

In January 2015, the first two VLGC newbuildings, hull H1071 (Front Mistral) and hull H1072 (Front Monsoon), of the eight agreed to be sold were delivered to AGHL and Frontline 2012 recorded a gain on sale of $19.2 million.

In January 2015, Frontline 2012 recorded a gain of $1.7 million following the receipt of $7.6 million in connection with the cancellation of hull D-2174.

In April and June 2015, the third and fourth of the eight VLGC newbuildings agreed to be sold to Avance Gas Holdings Limited, or AGHL, hull H1073 (Front Breeze) and hull H1074 (Front Passat), were delivered to AGHL and Frontline 2012 recorded gains on sale of $9.7 million and $9.9 million, respectively.

In June 2015, Frontline 2012 recorded a gain of $23.2 million following the receipt of $24.7 million in connection with the cancellation of hull J0106.

Contingent rental income

(in thousands of $)	2016	2015
Contingent rental income	(2,654)	—

Contingent rental income in the six months ended June 30, 2016 relates to the fourteen charter party contracts with Ship Finance and is due to the fact that the actual profit share expense in the period of $38.6 million was $2.7 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

Ship operating expenses

(in thousands of $)	2016	2015
Ship operating expenses	61,945	28,673

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry docking expenses, lubricating oils and insurance.

Ship operating expenses increased in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to:

•	an increase of $30.2 million due to fourteen VLCCs and four Suezmax tankers, which were acquired upon the Merger,

•	an increase of $5.6 million due to the delivery of eight LR2 newbuildings between March 2015 and June 2016, and

•	an increase of $0.7 million due to the purchase of two secondhand Suezmax tankers in March 2015.

These factors were partially offset by:

•	a decrease of $1.0 million in dry docking expenses due to three vessels docking in the six months ended June 30, 2015 compared with two vessels in the six months ended June 30, 2016, and

•	a general decrease in other operating expenses of $2.2 million.

Charter hire expenses

(in thousands of $)	2016	2015
Charter hire expenses	34,552	17,076

Charter hire expense increased in the six months ended June 30, 2016 as compared with the six months ended June 30, 2015 primarily due to:

•	an increase of $15.0 million relating to two VLCC and two Suezmax tankers chartered in between January and April 2016, and

•	an increase of $4.7 million relating to two MR tankers chartered in in May and July 2015

These factors were partially offset by a decrease of $2.2 million due to the redelivery of two MR tankers and three LR2 tankers between December 2015 and June 2016.

Impairment loss on vessels

(in thousands of $)	2016	2015
Impairment loss on vessels	25,480	—

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter was terminated in July 2016. The Company has agreed a compensation payment to Ship Finance of $0.4 million for the termination of the charter and recorded an impairment loss of $7.3 million in the three months ended June 30, 2016.

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate sale price of $172.5 million to an unaffiliated third party. Five of these vessels were delivered by the Company in August and September 2016 and the Company expects the remaining vessel to be delivered in October 2016. The Company recorded an impairment loss in the three months ended June 30, 2016 of $18.2 million in respect of these vessels, which are recorded as held for sale in the balance sheet at June 30, 2016.

Administrative expenses

(in thousands of $)	2016	2015
Administrative expenses	18,887	2,786

Administrative expenses increased in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to the increased size of the Company following the Merger and newbuilding supervision costs in the six months ended June 30, 2016, which are recharged to related parties. Amounts recharged to related parties are recorded as Other Income.

Depreciation

(in thousands of $)	2016	2015
Depreciation	73,321	18,980

Depreciation expense increased in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to:

•	an increase of $49.6 million due to four Suezmax tankers and thirteen VLCCs, which were acquired upon the Merger,

•	an increase of $3.5 million due to the delivery of nine LR2 tanker newbuildings between February 2015 and June 2016,

•	an increase of $0.8 million due to the delivery of two Suezmax tankers in March 2015,

•	an increase of $0.3 million due to the capitalization of additional de-rating costs on four Suezmax tankers.

Interest income

(in thousands of $)	2016	2015
Interest income	183	8

Interest income in the six months ended June 30, 2016 and the six months ended June 30, 2015 relates solely to interest received on bank deposits.

Interest expense

(in thousands of $)	2016	2015
Interest expense	(27,773)	(6,023)

Interest expense increased in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 primarily due to:

•	an increase of $18.9 million in finance lease interest expense due to two Suezmax tankers and twelve VLCCs held under capital leases that were acquired upon the Merger,

•	an increase of $2.3 million as a result of additional borrowings between April 2015 and June 2016,

•	an increase of $0.3 million in amortization of deferred charges due to the new term loan facility signed in December 2015, and

•	an increase of $0.7 million on loan interest expense and amortization of deferred charges as a result of the Merger.

These factors are partially offset by a decrease of $0.6 million due to the increase in the capitalization of newbuilding loan interest expense.

Share of results from associated company

(in thousands of $)	2016	2015
Share of results from associated company	—	2,727

Share of results from associated company in the six months ended June 30, 2015 relates to Frontline 2012's share of results of Avance Gas.

Impairment loss on securities

(in thousands of $)	2016	2015
Impairment loss on securities	(6,914)	(1,138)

The impairment loss on shares in the six months ended June 30, 2016 relates to the mark to market losses on the Golden Ocean and Avance Gas shares held by the Company. An impairment loss was recorded as it was determined that the losses were other than temporary in view of the prospects for both the dry bulk and LPG sectors.

Mark to market loss on derivatives

(in thousands of $)	2016	2015
Mark to market loss on derivatives	(12,260)	(2,258)

The mark to market loss on derivatives in the six months ended June 30, 2016 and the six months ended June 30, 2015 primarily relates to interest rate swap agreements.

Other non-operating items

(in thousands of $)	2016	2015
Other non-operating items	311	(72)

Other non-operating items primarily comprise bank charges and the amortization of deferred gains.

Net loss from discontinued operations

(in thousands of $)	2016	2015
Net loss from discontinued operations	—	(131,006)

The loss from discontinued operations in the six months ended June 30, 2015 relates to (i) a $62.5 million impairment loss on five vessels owned by Golden Ocean, (ii) a $40.6 million impairment loss on the shares held in Golden Ocean, (iii) a $14.9 million share of Golden Ocean's losses between March 31, 2015, being the date of de-consolidation of Golden Ocean and June 26, 2015 being the date of the stock dividend, and (iv) a net loss of $13.2 million for Golden Ocean in the period it was consolidated between January 1 and March 31, 2015.

Net (income) loss attributable to non-controlling interest

(in thousands of $)	2016	2015
Net (income) loss attributable to non-controlling interest	(222)	30,305

Net income attributable to non-controlling interest in the six months ended June 30, 2016 is attributable to the non-controlling interests in the results of Seateam and ITCL. The net loss attributable to non-controlling interest in the six months ended June 30, 2015 relates to the non-controlling interest in the results of Golden Ocean.

Critical Accounting Policies and Estimates

Impairment Assessment of Goodwill

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance will be affected by the potential impairment charges related to goodwill. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a two-step approach, initially based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then the second step compares the implied fair value of the Company's goodwill with its carrying value to measure the amount of the impairment. The Company has one reporting unit for the purpose of assessing potential goodwill impairment. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

During the six months ended June 30, 2016, our shares have been trading at a lower price than the price as of November 30, 2015, being the completion date of the Merger, and the price as of December 31, 2015. The closing share price on June 30, 2016 resulted in a market capitalization, which was less than the book value of the Company's net assets. We determined that this was a change in circumstances that indicated it was more likely than not that the fair value of the Company was less than its carrying value and so triggered a need to evaluate goodwill for impairment.

Our test for potential goodwill impairment is a two-step approach. We estimate the fair value of the Company based on its market capitalization plus a control premium and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. If the carrying value of the Company's net assets exceeds its estimated fair value, the second step of the goodwill impairment analysis requires us to measure the amount of the impairment loss. An impairment loss is calculated by comparing the implied fair value of the goodwill to its carrying amount. To calculate the implied fair value of goodwill, the fair value of the Company’s net assets, excluding goodwill, is estimated. The excess of the fair value of the Company's net assets over the carrying value of its net assets, excluding goodwill, is the implied fair value of the Company's goodwill.

At June 30, 2016, the Company's market capitalization was $1,230.8 million compared to its carrying value of $1,421.5 million. The Company's market capitalization plus a control premium of 15% resulted in a fair value equal to its carrying value. We concluded that no impairment was indicated and we were not required to complete the second step of the goodwill impairment analysis as we believe that the Company's control premium will be in excess of 15%.

At September 30, 2016, the Company's market capitalization was $1,121.3 million. When our stock price declines or if our control premium declines, the first step of our goodwill impairment analysis may fail. Control premium assumptions require judgement and actual results may differ from assumed or estimated amounts. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. In addition, our control premium could decline due to changes in economic conditions in the shipping industry or more generally in the financial markets. An impairment could have a material effect on our consolidated balance sheet and results of operations.

Liquidity and Capital Resources

Net cash provided by operating activities was $203.8 million in the six months ended June 30, 2016 compared with $88.1 million in the six months ended June 30, 2015. The Company's reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average time charter equivalent, or TCE, rates earned by the Company's vessels in periods subsequent to June 30, 2016 compared with the actual TCE rates achieved during the six months ended June 30, 2016, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. Actual spot TCE rates in the six months ended June 30, 2016 were approximately $58,900, $30,900, $23,100 and $18,400 for our owned and leased VLCCs, Suezmax tankers, LR2 tankers and MR product tankers, respectively. We estimate that average daily cash break even TCE rates for the remainder of 2016 will be approximately $21,200, $17,300 and $15,300 for our owned and leased VLCCs, Suezmax tankers and LR2 tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs in 2016. These rates do not take into account capital expenditures and contingent rental expense.

The Company paid $338.0 million in the six months ended June 30, 2016 in connection with its newbuilding program and paid dividends of $117.7 million in the period. The Company drew down $192.4 million from its $466.5 million term loan facility in the six months ended June 30, 2016 in connection with the six LR2 tanker newbuildings, which were delivered in the period.

On May 27, 2016, STX Offshore & Shipbuilding Co., Ltd. (“STX”) ship yard applied for court receivership. The Company has ordered four VLCC newbuildings at STX for delivery in 2017. In October 2016, the Company entered into an agreement with STX to terminate the contracts for these VLCC newbuildings. The contracted price of these vessels was $364.3 million, of which the Company has paid installments of $45.5 million. Following the contract terminations, the Company has been released of any and all obligations relating to the contracts, and has received all installment payments made to STX, less a $0.5 million cancellation fee per vessel.

In May 2016, the Company obtained commitments for up to $603.4 million of new financing comprising $328.4 million in bank financing for eight newbuilding contracts and a $275.0 million senior unsecured facility from an affiliate of our largest shareholder.

The $275.0 million senior unsecured facility was signed in June 2016 and carries an interest rate of 625 basis points. The facility is available to the Company for a period of eighteen months from the first utilization date and is repayable in full on the eighteen month anniversary of the first utilization date. There are no scheduled loan repayments before this date. The facility does not include any financial covenants and will be used to part finance the Company's current newbuilding program, partially finance potential acquisitions of newbuildings or vessels on the water and for general corporate purposes.

On June 9, 2016, the Company announced the acquisition of two VLCC newbuildings under construction at Hyundai Heavy Industries at a purchase price of $84 million each. The first vessel was delivered in September 2016 and the other vessel is expected to be delivered in January 2017.

On June 13, 2016, the Company announced that it has entered into an agreement whereby the Company will sell its six medium range tankers for an aggregate price of $172.5 million to an unaffiliated third party. Five of these vessels were delivered by the Company in August and September 2016 and the Company expects the remaining vessel to be delivered in October 2016.

In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 18 years. It will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers. The loan agreement contain a loan-to-value clause, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under the agreement decrease below required levels. In addition, the loan agreement contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant.

In July 2016, Frontline signed a senior secured term loan facility in an amount of up to $109.2 million with ING Bank. The facility matures on June 30, 2021, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 17 years. It will be used to part finance the acquisition made in June 2016 of the two VLCC newbuildings and is available in two equal tranches. The loan agreement contains a loan-to-value clause, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under the agreement decrease below a required level. In addition, the loan agreement contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant.

In August 2016, the Company announced a cash dividend of $0.20 per share for the second quarter of 2016.

In August 2016 the Company secured a commitment for a second facility with China Exim Bank in an amount of up to $321.6 million. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with Frontline’s other credit facilities and has an amortization profile of 15 years. This facility is insured by SinoSure, subject to their final approval, will be used to finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers. The financing is subject to final documentation.

In August 2016, Frontline secured a commitment for a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to part finance two of our existing VLCC newbuilding contracts or acquisition of two similar VLCCs. The financing is subject to final documentation.

The Company has thus secured bank financing of up to $548 million and is in what we expect to be the final stages of obtaining approval for further bank financing of up to $322 million to part finance twenty of the Company’s newbuilding contracts. The Company has not secured bank financing for the vessels under construction at STX as they will not be delivered.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of June 30, 2016, all of the Company's outstanding debt was at variable interest rates and the outstanding debt, net of the amount subject to interest rate swap agreements, was $745.5 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $7.5 million, excluding the effects of capitalization of interest.

Currency Risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in Norwegian Kroner or Singapore Dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the consolidated financial statements.

Inflation
Inflation has only a moderate effect on the Company's expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Interest Rate Swap Agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate. The Company recorded a mark to market loss on interest swaps of $13.8 million in the six months ended June 30, 2016 (six months ended June 30, 2015: loss of $2.3 million).

Bunker Swap Agreements
From time to time, the Company may enter into bunker swap agreements to hedge the cost of its fuel costs. In August 2015, the Company entered into four bunker swap agreements whereby the fixed rate on 4,000 metric tons per calendar month was switched to a floating rate. The Company is then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The fair value of these swaps at June 30, 2016 was a payable of $0.6 million (2015: nil). A non-cash mark to market gain of $1.5 million was recorded, net of a realized loss on settlement of $1.9 million, in the six months ended June 30, 2016 (six months ended June 30, 2015: nil).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of the Company's Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Commission on March 21, 2016 for a more complete discussion of these and other risks and uncertainties.

FRONTLINE LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the six months ended June 30, 2016 and June 30, 2015
(in thousands of $, except per share data)

	2016	2015
Operating revenues
Time charter revenues	136,320	51,425
Voyage charter revenues	268,265	143,793
Finance lease interest income	1,154	—
Other income	13,120	2,237
Total operating revenues	418,859	197,455
Gain on cancellation and sale of newbuilding contracts	—	63,735
Voyages expenses and commissions	67,514	51,963
Contingent rental income	(2,654)	—
Ship operating expenses	61,945	28,673
Charter hire expense	34,552	17,076
Impairment loss on vessels	25,480	—
Administrative expenses	18,887	2,786
Depreciation	73,321	18,980
Total operating expenses	279,045	119,478
Net operating income	139,814	141,712
Other income (expenses)
Interest income	183	8
Interest expenses	(27,773)	(6,023)
Share of results from associated company	—	2,727
Foreign currency exchange gain (loss)	183	(57)
Impairment loss on securities	(6,914)	(1,138)
Mark to market loss on derivatives	(12,260)	(2,258)
Other non-operating items	311	(72)
Net other expenses	(46,270)	(6,813)
Net income before income taxes and non-controlling interest	93,544	134,899
Income tax expense	(104)	—
Net income from continuing operations	93,440	134,899
Net loss from discontinued operations	—	(131,006)
Net income	93,440	3,893
Net (income) loss attributable to non-controlling interest	(222)	30,305
Net income attributable to the Company	93,218	34,198

Basic and diluted earnings per share attributable to the Company from continuing operations ($)	0.60	1.15
Basic and diluted loss per share attributable to the Company from discontinued operations ($)	—	(0.86)
Basic and diluted earning attributable to the Company ($)	0.60	0.29
Cash dividends per share declared, as restated for reverse business acquisition and reverse share split ($)	0.75	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2016 and June 30, 2015
(in thousands of $)

	2016	2015
Comprehensive income
Net income	93,440	3,893
Unrealized loss from marketable securities	(7,194)	(1,647)
Unrealized loss from marketable securities reclassified to statement of operations	6,914	1,138
Foreign currency translation loss	(369)	—
Other comprehensive loss	(649)	(509)
Comprehensive income	92,791	3,384

Comprehensive income (loss) attributable to non-controlling interest	222	(30,305)
Comprehensive income attributable to the Company	92,569	33,689
	92,791	3,384

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of June 30, 2016 and December 31, 2015
(in thousands of $)

	2016	2015
ASSETS
Current assets
Cash and cash equivalents	129,617	264,524
Restricted cash	5,505	368
Marketable securities	6,659	13,853
Trade accounts receivable, net	52,467	57,367
Related party receivables	10,386	10,234
Other receivables	22,794	29,121
Inventories	29,205	25,779
Voyages in progress	24,918	52,167
Prepaid expenses and accrued income	10,137	4,315
Investment in finance lease	9,520	9,329
Other current assets	38	408
Total current assets	301,246	467,465
Long term assets
Newbuildings	326,200	266,233
Vessels and equipment, net	1,249,027	1,189,198
Vessels and equipment under capital lease, net	639,655	694,226
Investment in finance lease	35,887	40,656
Goodwill	225,273	225,273
Assets held for sale	170,775	—
Other long term assets	—	417
Total assets	2,948,063	2,883,468

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	65,966	57,575
Current portion of obligations under capital leases	90,336	89,798
Related party payables	20,220	28,720
Trade accounts payable	7,061	9,500
Accrued expenses	23,796	29,689
Value of unfavorable time charter contracts	738	6,799
Derivative instruments payable	12,880	4,081
Other current liabilities	11,834	15,875
Total current liabilities	232,831	242,037
Long-term debt	896,406	745,695
Obligations under capital leases	394,492	446,553
Other long-term liabilities	2,961	2,840
Total liabilities	1,526,690	1,437,125
Commitments and contingencies
Equity

Share capital (156,386,506 shares, par value $1.00 (December 31, 2015; 781,937,649 shares, par value $1.00))	156,387	781,938
Additional paid in capital	109,369	109,386
Contributed surplus	1,099,680	474,129
Accumulated other comprehensive loss	(1,032)	(383)
Retained earnings	57,083	81,212
Total equity attributable to the Company	1,421,487	1,446,282
Non-controlling interest	(114)	61
Total equity	1,421,373	1,446,343
Total liabilities and equity	2,948,063	2,883,468

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2016 and June 30, 2015
(in thousands of $)

	2016	2015

Net cash provided by operating activities	203,814	88,099

Change in restricted cash	(5,137)	21,100
Additions to newbuildings, vessels and equipment	(337,952)	(468,624)
Refund of newbuilding installments and interest	—	32,334
Finance lease payments received	4,579	—
Proceeds from sale of vessels and equipment	—	225,802
Cash used in investing activities by discontinued operations	—	(305,154)
Net cash used in investing activities	(338,510)	(494,542)

Proceeds from issuance of long term debt	192,363	159,600
Repayment of long-term debt	(29,612)	(23,885)
Repayment of capital leases	(40,997)	—
Debt fees paid	(4,204)	—
Dividends paid	(117,744)	(14)
Payment of fractional shares on reverse share split	(17)	—
Cash provided by financing activities of discontinued operations	—	141,775
Net cash (used in) provided by financing activities	(211)	277,476

Net change in cash and cash equivalents	(134,907)	(128,967)
Net change in cash equivalents included in held for distribution	—	61,144
Cash and cash equivalents at start of period	264,524	235,801
Cash and cash equivalents at end of period	129,617	167,978

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2016 and June 30, 2015
(in thousands of $, except number of shares)

	2016	2015
Number of shares outstanding
Balance at beginning of the period	781,937,649	635,205,000
Effect of reverse share split	(625,551,143)	—
Balance at end of the period	156,386,506	635,205,000

Share capital
Balance at beginning of the period	781,938	635,205
Effect of reverse share split	(625,551)	—
Balance at end of the period	156,387	635,205

Treasury shares
Balance at beginning and end of the period	—	(50,397)

Additional paid in capital
Balance at beginning of the period	109,386	382,373
Gain attributable to change in non-controlling ownership	—	27,485
Stock dividend	—	(187,784)
Payment for fractional shares on reverse share split	(17)	—
Balance at end of the period	109,369	222,074

Contributed surplus
Balance at beginning of the period	474,129	—
Effect of reverse share split	625,551	—
Balance at end of the period	1,099,680	—

Accumulated other comprehensive loss
Balance at beginning of the period	(383)	—
Other comprehensive loss	(649)	(509)
Balance at end of the period	(1,032)	(509)

Retained earnings
Balance at beginning of the period	81,212	156,399
Net income	93,218	34,198
Cash dividend	(117,347)	(14)
Stock dividend	—	(190,583)
Balance at end of the period	57,083	—

Total equity attributable to the Company	1,421,487	806,373

Non-controlling interest
Balance at beginning of the period	61	323,770

Impact of sale of shares in subsidiary	—	(27,485)
Net income (loss)	222	(30,305)
Dividend paid to non-controlling interest	(397)	—
Impact of de-consolidation	—	(265,980)
Balance at end of the period	(114)	—

Total equity	1,421,373	806,373

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

On July 1, 2015, the Company, Frontline Acquisition Ltd, or Frontline Acquisition, a newly formed and wholly-owned subsidiary of the Company, and Frontline 2012 Ltd, or Frontline 2012, entered into an agreement and plan of merger pursuant to which Frontline Acquisition and Frontline 2012 agreed to enter into a merger transaction, or the Merger, with Frontline 2012 as the surviving legal entity and thus becoming a wholly-owned subsidiary of the Company. For accounting purposes, the merger with Frontline 2012 has been treated as a reverse business acquisition. Because this transaction is accounted for as a reverse business acquisition, the financial statements included in this Form 6-K for the period through November 30, 2015 are those of Frontline 2012. The financial statements reflect the reverse business acquisition of the Company by Frontline 2012 for the period since November 30, 2015.
The unaudited condensed interim financial statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission on March 21, 2016. The unaudited condensed interim financial statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended June 30, 2016 are not necessarily indicative of the results for the year ending December 31, 2016.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

3. RECENT ACCOUNT PRONOUNCEMENTS

Recently Adopted Accounting Standards
The condensed consolidated financial statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2015, except for the retrospective implementation of the changes relating to the presentation of deferred charges as outlined in Accounting Standards Update 2015-03. The Company has recorded debt issuance costs (i.e. deferred charges) of $7.2 million at June 30, 2016 (December 31, 2015: $3.2 million) as a direct deduction from the carrying amount of the related debt rather than as an asset following its adoption of Accounting Standards Update 2015-03 and has applied this on a retrospective basis to December 31, 2015.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The Company adopted this ASU effective January 1, 2016 with prospective application. The adoption of this ASU did not impact the Company’s consolidated financial statements and related disclosures.

Recently Issued Accounting Standards
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015 the FASB proposed to defer the effective date of the guidance by one year. Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current US GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The update eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The update clarifies principal vs agent accounting of the new revenue standard. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update simplifies the accounting for share based payment transactions. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The update provides more clarification about identifying performance obligations and licensing. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606):Narrow-Scope Improvements and Practical Expedients. The update provide some further guidance on assessing the collectability criteria, presentation of sales tax and other similar taxes collected from customers, non-cash considerations and certain other matters related to transition and technical corrections. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230): Classification of certain cash receipts and cash payments. This ASU addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2016	2015
Net income from continuing operations after non-controlling interest	93,218	134,899
Net loss from discontinued operations after non-controlling interest	—	(100,701)
Net income attributable to the Company	93,218	34,198

	2016	2015
Weighted average number of shares (000s)	156,387	116,712

The weighted average number of shares outstanding for the six months ended June 30, 2015 has been restated for the reverse business acquisition of the Company by Frontline 2012 on November 30, 2015 and the 1-for-5 reverse share split that was effected in February 2016. The options issued by the Company did not have an impact on the calculation of earnings per share.

5. GAIN ON CANCELLATION AND SALE OF NEWBUILDING CONTRACTS

(in thousands of $)	2016	2015
Gain on cancellation of newbuilding contracts;
- hull D2174	—	1,735
- hull J0106	—	23,222
Gain on sale of newbuilding contracts;
- hull H1071	—	9,212
- hull H1072	—	9,978
- hull H1073	—	9,680
- hull H1074	—	9,908
	—	63,735

In January 2015, the first two VLGC newbuildings, hull H1071 (Front Mistral) and hull H1072 (Front Monsoon), of the eight agreed to be sold were delivered to AGHL and Frontline 2012 recorded a gain on sale of $19.2 million.

In January 2015, Frontline 2012 recorded a gain of $1.7 million following the receipt of $7.6 million in connection with the cancellation of hull D-2174.

In April and June 2015, the third and fourth of the eight VLGC newbuildings agreed to be sold to AGHL, hull H1073 (Front Breeze) and hull H1074 (Front Passat), were delivered to AGHL and Frontline 2012 recorded gains on sale of $9.7 million and $9.9 million, respectively.

In June 2015, Frontline 2012 recorded a gain of $23.2 million following the receipt of $24.7 million in connection with the cancellation of hull J0106.

6. DISCONTINUED OPERATIONS

Amounts recorded in respect of discontinued operations in the six months ended June 30, 2015, relate to the results of Golden Ocean Group Limited, or Golden Ocean, and may be summarized as follows;

(in thousands of $)	2015
Operating revenues	18,083
Voyage expenses and commissions	(13,414)
Ship operating costs	(7,050)
Administrative expenses	(985)
Depreciation	(7,712)
Vessel impairment loss	(62,489)
Interest expense	(2,119)
Share of results from associated companies	(14,880)
Impairment loss on marketable securities	(40,556)
Gain on non-controlling interest	192
Other financial items	(76)
Net loss from discontinued operations	(131,006)
Net loss attributable to non-controlling interest	(30,305)
Net loss from discontinued operations after non-controlling interest	(100,701)

The vessel impairment loss in the six months ended June 30, 2015 relates to five vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang), which Golden Ocean agreed to sell to, and lease back, from Ship Finance. Impairment losses are taken when events or changes in circumstances occur such that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

7. RESTRICTED CASH

Restricted cash at June 30, 2016 includes $5.2 million (2015: nil) in respect of margin calls on interest rate swap agreements.

Restricted cash does not include cash balances of $48.5 million (2015: $40.3 million), which are required to be maintained by the financial covenants in our loan facilities, or cash balances of $28.0 million (2015: $28.0 million), which are required to be maintained by our vessel leasing agreements with Ship Finance, as these amounts are included in "Cash and cash equivalents".

8. MARKETABLE SECURITIES

(in thousands of $)	2016	2015
Balance at start of period	13,853	—
Shares acquired as a result of stock dividends	—	10,632
Shares acquired on merger with Frontline 2012	—	12,803
Impairment loss	(6,914)	(9,369)
Unrealized loss recorded in other comprehensive income	(280)	(213)
	6,659	13,853

The impairment loss and the unrealized loss recorded in other comprehensive income in the 2015 column in the table above are both for the year ended December 31, 2015 and so do not agree to the Statement of Operations and the Statement of Comprehensive Income, respectively.

An impairment loss of $2.4 million was recorded in the three months ended March 31, 2016, in respect of the mark to market loss on the Golden Ocean shares that was determined to be other than temporary in view of the significant fall in rates in the Baltic Dry Index and the short to medium term prospects for the dry bulk sector. A mark to market loss of $0.3 million in the three months ended June 30, 2016 was recorded in other comprehensive income as it was deemed to be temporary.

An impairment loss of $4.6 million was recorded in the six months ended June 30, 2016, in respect of the mark to market loss on the Avance Gas shares in six months ended June 30, 2016 that was determined to be other than temporary in view of the significant fall in rates and the short to medium term prospects for the LPG sector.

9. NEWBUILDINGS

Movements in the six months ended June 30, 2016 may be summarized as follows;

(in thousands of $)
Balance at December 31, 2015	266,233
Additions, net	333,740
Interest capitalized	3,358
Transfer to Vessels and Equipment, net	(277,131)
Balance at June 30, 2016	326,200

In the first quarter of 2016, the Company took delivery of four LR2 tanker newbuildings, Front Ocelot, Front Cheetah, Front Cougar and Front Lynx.

The Company took delivery of the LR2 tanker newbuildings, Front Leopard and Front Jaguar, in May and June 2016, respectively.

In June 2016, the Company acquired two VLCC newbuildings under construction at Hyundai Heavy Industries at a purchase price of $84.0 million each. The VLCC newbuilding, Front Duke, was delivered to the Company in September 2016 and the other vessel is expected to be delivered in January 2017.

As of June 30, 2016, the Company's newbuilding program comprised eight VLCCs, eight Suezmax tankers and eight LR2 tanker newbuildings. The Company also had options for two VLCC newbuildings, obtained in June 2016, which lapsed in August 2016.

10. VESSELS AND EQUIPMENT, NET

Movements in the six months ended June 30, 2016 may be summarized as follows;

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2015	1,311,544	(122,346)	1,189,198
Depreciation	—	(26,018)
Purchase of vessels and equipment	131	—
Disposal of vessels and equipment	(2,428)	—
Impairment loss	(36,311)	18,099
Transferred to assets held for sale	(170,775)	—
Transfers from Newbuildings	277,131	—
Balance at June 30, 2016	1,379,292	(130,265)	1,249,027

In the first quarter of 2016, the Company took delivery of four LR2 tanker newbuildings, the Front Ocelot, the Front Cheetah, the Front Cougar and the Front Lynx.

In May 2016 and June 2016, the Company took delivery of the LR2 tanker newbuildings, Front Leopard and Front Jaguar, respectively.

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate price of $172.5 million to an unaffiliated third party. Five of these vessels were delivered by the Company in August and September 2016 and the Company expects the remaining vessel to be delivered in October 2016. The Company recorded an impairment loss in the six months ended June 30, 2016 of $18.2 million in respect of these vessels, which are recorded as held for sale in the balance sheet at June 30, 2016.

11. VESSELS UNDER CAPITAL LEASE, NET

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter was terminated in July 2016. The Company has agreed a compensation payment to Ship Finance of $0.4 million for the termination of the charter and recorded an impairment loss of $7.3 million in the six months ended June 30, 2016.

12. ASSETS HELD FOR SALE

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate price of $172.5 million to an unaffiliated third party. Five of these vessels were delivered by the Company in August and September 2016 and the Company expects the remaining vessel to be delivered in October 2016. The Company recorded an impairment loss in the six months ended June 30, 2016 of $18.2 million in respect of these vessels and has recorded them as held for sale in the balance sheet at June 30, 2016.

13. DEBT

The Company drew down $192.4 million in the six months ended June 30, 2016 from its $466.5 million term loan facility in connection with the six LR2 tanker newbuildings, which were delivered in that period.

In May 2016, the Company obtained commitments for up to $603.4 million of new financing comprising $328.4 million in bank financing for eight newbuilding contracts and a $275.0 million senior unsecured facility from an affiliate of Hemen Holding Limited., the Company's largest shareholder. The $275.0 million senior unsecured facility was signed in June 2016 and the $328.4 million facility was signed in August 2016 (see Note 18).

The $275.0 million facility carries an interest rate of 625 basis points. The facility is available to the Company for a period of eighteen months from the first utilization date and is repayable in full on the eighteen month anniversary of the first utilization date. There are no scheduled loan repayments before this date. The facility does not include any financial covenants and will be used to part finance the Company's current newbuilding program, partially finance potential acquisitions of newbuildings or vessels on the water and for general corporate purposes.

Assets pledged

(in thousands of $)	2016	2015
Vessels and equipment, net,	1,419,195	1,186,230

14. SHARE CAPITAL

As at December 31, 2015, the authorized share capital of the Company was $1,000,000,000 divided into 1,000,000,000 shares of a par value of $1.00 each, of which 781,937,649 shares had been issued and fully paid. A resolution was approved at the Company’s Special Meeting of Shareholders on January 29, 2016 to effect a capital reorganization, with effect from February 3, 2016, for a 1-for-5 reverse stock split of the Company’s ordinary shares and to reduce the Company’s authorized share capital to $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 156,386,506 shares of $1.00 par value each are in issue and fully paid or credited as fully paid. Share capital amounts in the balance sheet as of December 31, 2015 have not been restated for the 1-for-5 reverse share split.

The Company had an issued share capital at June 30, 2016 of $156,386,506 divided into 156,386,506 ordinary shares (December 31, 2015: $156,386,506 divided into 156,386,506 ordinary shares taking into account the 1-for-5 reverse stock split that was effected in February 2016).

15. FINANCIAL INSTRUMENTS

Interest rate swap agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate. The Company recorded a mark to market loss on interest swaps of $13.8 million in the six months ended June 30, 2016 (six months ended June 30, 2015: loss of $2.3 million).

The interest rate swaps are not designated as hedges and are summarized as at June 30, 2016 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
18,200	June 2013	June 2020	1.4025%
53,965	September 2013	September 2020	1.5035%
91,173	December 2013	December 2020	1.6015%
17,492	March 2014	March 2021	1.6998%
17,835	June 2014	June 2021	1.7995%
18,178	September 2014	September 2021	1.9070%
150,000	February 2016	February 2026	2.1970%
366,843

Bunker Swap Agreements
From time to time, the Company may enter into bunker swap agreements to hedge the cost of its fuel costs. In August 2015, the Company entered into four bunker swap agreements whereby the fixed rate on 4,000 metric tons per calendar month was switched to a floating rate. The Company is then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The fair value of these swaps at June 30, 2016 was a payable of $0.6 million (2015: nil). A non-cash mark to market gain of $1.5 million was recorded, net of a realized loss on settlement of $1.9 million, in the six months ended June 30, 2016 (six months ended June 30, 2015: nil).

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	129,617	129,617	264,524	264,524
Restricted cash	5,505	5,505	368	368
Liabilities:
Floating rate debt	969,205	969,205	806,456	806,456

The estimated fair value of financial assets and liabilities at June 30, 2016 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	129,617	129,617	—	—
Restricted cash	5,505	5,505	—	—
Liabilities:
Floating rate debt	969,205	—	969,205	—

The estimated fair value of financial assets and liabilities at December 31, 2015 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	264,524	264,524	—	—
Restricted cash	368	368	—	—
Liabilities:
Floating rate debt	806,456	—	806,456	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate fair value.

Restricted cash – the carrying values in the balance sheet approximate fair value.

Floating rate debt - the fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Assets Measured at Fair Value on a Nonrecurring Basis
See Note 4 of the financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2015 for a summary of the estimated fair values of the assets acquired and liabilities assumed on the Merger.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of interest rate and bunker swap agreements is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both the Company and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, HSBC, Royal Bank of Scotland, DnB Nor Bank ASA and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea and HSBC. However, the Company believes this risk is remote.

16. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance, Seadrill Limited, Seatankers Management Norge AS, GHL Finance Limited, Golden Ocean Group Limited, Arcadia Petroleum Limited, Deep Sea Supply Plc, Seatankers Management Co. Ltd, Archer Limited and North Atlantic Drilling Ltd. In November 2014, Highlander Tankers AS, or Highlander Tankers, post fixture managers for the Company became a related party as Robert Hvide Macleod the owner and director of Highlander Tankers was appointed the Chief Executive Officer of Frontline Management AS. Frontline 2012 and the Company (and its subsidiaries) were related parties prior to the Merger. In October 2014, VLCC Chartering Ltd, or VLCC Chartering, was set up as a joint venture between the Company and Tankers International LLC, or TI. VLCC Chartering provides chartering services to the combined fleets of the Company and TI.

Transactions with the Company
Frontline Management (Bermuda) Limited, a wholly owned subsidiary of the Company, was providing all management services to Frontline 2012 up to the date of the Merger and management fees of $1.9 million were incurred in the six months ended June 30, 2015. Newbuilding supervision fees of $2.6 million were charged to Frontline 2012 by the Company in the six months ended June 30, 2015. Technical management fees of $0.9 million were charged to Frontline 2012 by SeaTeam Management Pte. Ltd, a majority owned subsidiary of the Company, in the six months ended June 30, 2015.

Highlander Tankers Transactions
In January 2015, Frontline 2012 assumed three charter-out contracts and the commercial management of four vessels from Highlander Tankers for a consideration of $1.8 million being the estimated value of the charter-out contracts and commercial management agreements.

Avance Gas Transactions
In January 2014, Frontline 2012 received $139.2 million from Avance Gas, an equity investee, in connection with the agreed sale of eight VLGC newbuildings to Avance Gas immediately following their delivery to Frontline 2012 from the yard. This receipt was placed in a restricted account to be used for installments to be paid by Frontline 2012, past and future construction supervision costs and it also included a profit element to be transferred to cash and cash equivalents on delivery of each newbuilding. Four vessels were delivered in the six months ended June 30, 2015 and Frontline 2012 recognized a gain on sale of $38.8 million in aggregate.

Ship Finance Transactions
As of June 30, 2016, the Company held fourteen vessels under capital leases, all of which are leased from Ship Finance and were acquired upon the Merger. The remaining periods on these leases at June 30, 2016 range from approximately four to eleven years.

As the Merger has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger.

A summary of leasing transactions with Ship Finance in the six months ended June 30, 2016 and June 30, 2015 are as follows;

(in thousands of $)	2016	2015
Charter hire paid (principal and interest)	48,405	—
Lease interest expense	18,861	—
Contingent rental income	(2,654)	—
Remaining lease obligation	484,828	—

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter with Ship Finance terminated in July 2016. Frontline has agreed a compensation payment to Ship Finance of $0.4 million for the termination of the charter.

In January 2014, Frontline 2012 commenced a pooling arrangement with Ship Finance, between two of its Suezmax tankers Front Odin and Front Njord and two Ship Finance vessels Glorycrown and Everbright. The Company recognized income of $0.5 million in the six months ended June 30, 2016 in relation to this pooling arrangement (six months ended June 30, 2015: expense of $1.3 million)

In 2013, Frontline 2012 and Ship Finance entered into a joint project between four of Frontline 2012's vessels Front Odin, Front Njord, Front Thor, Front Loki and two Ship Finance vessels Glorycrown and Everbright. All costs in relation to the conversion to be shared on a pro-rata basis. At June 30, 2016, the Company owes $1.0 million to Ship Finance in respect of this project (December 31, 2015: $1.7 million).

Seatanker Transactions
In January 2016, the Company recharged $2.4 million of fit out costs, which had been incurred on a leased office prior to its assignment to Seatankers in December 2015.

GHL Finance Transactions
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with GHL Finance Limited, an affiliate of Hemen Holding Limited., the Company's largest shareholder. See Note 13.

A summary of net amounts earned from related parties in the six months ended June 30, 2016 and June 30, 2015 are as follows:

(in thousands of $)	2016	2015
Seatankers Management Co. Ltd	3,584	—
Ship Finance International Limited	1,537	—
Golden Ocean Group Limited	7,991	—
Seatankers Management Norge AS	553	—
Arcadia Petroleum Limited	450	—
Seadrill Limited	328	—
Archer Limited	64	—
Deep Sea Supply Plc	78	—
North Atlantic Drilling Ltd	24	—
Frontline companies	—	2,859

Amounts earned from related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space.

Related party balances
A summary of balances due from related parties at June 30, 2016 and December 31, 2015 is as follows:

(in thousands of $)	2016	2015
Ship Finance International Limited	2,321	3,356
Seatankers Management Co. Ltd	2,727	1,165
Archer Ltd	64	148
VLCC Chartering Limited	79	102
Golden Ocean Group Limited	3,573	4,099
Seadrill Limited	1,281	859
Deep Sea Supply Plc	100	176
Arcadia Petroleum Limited	39	201
North Atlantic Drilling Limited	202	128
	10,386	10,234

A summary of balances due to related parties at June 30, 2016 and December 31, 2015 is as follows:

(in thousands of $)	2016	2015
Ship Finance International Limited	17,173	23,688
Seatankers Management Co. Ltd	780	569
Seadrill Limited	5	5
Golden Ocean Group Limited	2,262	4,455
Arcadia Petroleum Limited	—	3
	20,220	28,720

17. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As of June 30, 2016, the Company's newbuilding program comprised eight VLCCs, eight Suezmax tankers and eight LR2 tanker newbuildings. As of June 30, 2016, total installments of $302.7 million had been paid and the remaining installments, excluding the four VLCC newbuildings at STX, amounted to $964.1 million with $344.6 million payable in 2016 and $619.5 million payable in 2017.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect, individually or in aggregate, on the Company's operations or financial condition.

18. SUBSEQUENT EVENTS

In July 2016, the Company entered into a senior secured term loan facility in an amount of up to $109.2 million with ING Bank. The facility matures on June 30, 2021, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 17 years. It will be used to part finance the acquisition made in June 2016 of the two VLCC newbuildings and is available in two equal tranches. The loan agreement contains a loan-to-value clause, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under the agreement decrease below a required level. In addition, the loan agreement contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant.

In July 2016, the Company awarded 1,170,000 share options to members of the Board of Directors and management in accordance with the terms of the Company's Share Option Scheme. The share options will have a five-year term and will vest equally one third over a three-year vesting period. The exercise price is $8.00 and will be adjusted for any distribution of dividends made before the relevant options are exercised.

In August 2016, the Company announced a cash dividend of $0.20 per share for the second quarter of 2016.

In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 18 years. It will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers. The loan agreement contains a loan-to-value clause, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under the agreement decrease below a required level. In addition, the loan agreement contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant.

In August 2016 the Company secured a commitment for a second facility with China Exim Bank in an amount of up to $321.6 million. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with Frontline’s other credit facilities and has an amortization profile of 15 years. This facility is insured by SinoSure, subject to their final approval, will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers. The financing is subject to final documentation.

In August 2016, Frontline secured a commitment for a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to part finance two of our existing VLCC newbuilding contracts or acquisition of two similar VLCCs. The financing is subject to final documentation.

In August 2016, the Suezmax newbuilding, Front Challenger, was delivered to the Company.

The first five MR tankers, Front Avon, Front Dee, Front Mersey, Front Clyde and Front Esk, of the six the Company agreed to sell in June 2016 were delivered to the buyer in August and September 2016.

In September 2016, the VLCC newbuilding, Front Duke, and the Suezmax newbuildings, Front Crown and Front Altair, were delivered to the Company.

In October 2016, the Company entered into an agreement with STX to terminate the contracts for four VLCC newbuildings due for delivery in 2017. The contracted price of these vessels was $364.3 million, of which the Company has paid installments of $45.5 million. Following the contract terminations, the Company has been released of any and all obligations relating to the contracts, and has received all installment payments made to STX, less a $0.5 million cancellation fee per vessel.